Filed by Central Pacific Financial Corp. Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under the Securities Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following is a press release issued by Central Pacific Financial Corp. on May 5, 2003

Investor Contacts
Neal Kanda VP & Chief Financial Officer (808) 544-0622 nkanda@cpbi.com	Larry Dennedy MacKenzie Partners (212) 929-5239 ldennedy@mackenziepartners.com
Local Media Contacts
Ann Takiguchi PR/Communications Officer (808) 544-0685 (808) 223-4434 (cell) atakiguchi@cpbi.com	Neal Yokota Stryker Weiner & Yokota (808) 523-8802 ext. 13 nyokota@strykerweiner.com
Financial Media ContactIan Campbell/Peter Mladina Abernathy MacGregor Group (213) 630-6550 idc@abmac.com/dch@abmac.com

NEWS RELEASE

CPF CALLS FOR GENUINE OPPORTUNITY FOR CBBI

SHAREHOLDERS TO DECIDE

        Honolulu, HI—May 5, 2003—Central Pacific Financial Corp. (NYSE: CPF) today asked CB Bancshares, Inc. (NASDAQ: CBBI) to reschedule the special shareholders' meeting it called for May 28, 2003, so that all CBBI shareholders know what they have been asked to vote on—and why.

        "We continue to believe that combining the best practices and the best people of our two banks will create the best bank for Hawaii and deliver superior value to shareholders," the company said. "Surely, the shareholders of CBBI should be given a genuine opportunity to consider this proposal. CPF remains committed to making that a reality."

        The vote, requested under Hawaii law by CPF on April 28, 2003, which allows CBBI shareholders to decide whether they will allow CPF to acquire a majority of CBBI's shares, is the first step in making it possible for CPF to proceed with its proposed merger. It also provides a forum for CBBI shareholders to express their views on the merger proposal to their board and management.

        "We hope CBBI will do the right thing and provide a fair opportunity for their shareholders to be heard, even though their board has somewhat inexplicably decided to reject our offer without negotiations," the company said. "Just as the CBBI board took over seven weeks to consider our offer, they should provide reasonable time for their shareholders to consider our proposal—a proposal that is good for shareholders, customers, employees, and Hawaii."

        CPF, in a letter delivered to CBBI President and CEO Ron Migita today, asked that CBBI set a new meeting date of June 19, 2003. CPF noted that the May 28, 2003 date set by CBBI effectively denies CBBI shareholders the ability to review important proxy materials before the vote occurs. The CPF letter asked CBBI to respond to its request for a new meeting date by no later than 12:00 p.m. on Wednesday, May 7.

        In its letter, CPF states: "The earliest possible date that shareholders could receive proxy materials would be less than the time necessary to enable all shareholders to have a sufficient opportunity to consider the issues and vote...As you have indicated publicly, your Board of Directors did not wish to be rushed into making a decision on our proposal...We hope that upon further reflection your Board will agree that your shareholders deserve the same time consideration to carefully evaluate our proposal."

        The problems cited by CPF general counsel Glenn Ching include:

  •
  Sets a date that makes it impossible to comply with federal securities laws. These laws require that any proxy statement incorporating other documents by reference must be sent to shareholders no later than 20 business days before the meeting date. That date has already passed.

  •
  Precludes shareholders who hold their accounts in brokerage house names from participating in this important vote. Customary practice is to determine who holds shares beneficially (in the name of a brokerage house) 20 business days before the record date for a shareholder meeting so they can receive proxy materials. In this case, CBBI failed to set a special meeting date less than 20 business days from now—effectively denying these shareholders a voice.

        Again as stated on numerous occasions, this proposal to merge the two companies, CPF noted, would deliver a 50 percent premium to CBBI shareholders, as of the date it was made, as well as a 260 percent increase in the cash dividend CBBI shareholders receive. It would create a stronger, locally focused bank serving Hawaii, deliver a broader range of products and services to customers of both banks, and stimulate small business growth in a state in which small business powers job creation.

        Forward Looking Information

        This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward- looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        On April 28, 2003, CPF filed with the SEC a registration statement on Form S-4 to register the CPF shares to be issued in a proposed exchange offer, and subject to future developments, CPF intends to file one or more proxy statements for solicitation of proxies from CPF shareholders, may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. The registration statement is not final and will be further amended. Investors and security holders are urged to read the registration statement and proxy statements (when available) and any other relevant documents, including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of the registration statement, any amendments thereto (when available) and proxy statements (when available) and other relevant documents, including the tender offer statement if filed, at the SEC's Internet web site at (www.sec.gov). The registration statement, any amendments thereto and proxy statements (when available) and such other documents, including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

        CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPF's preliminary proxy statement on Schedule 14A, when filed. Information about the directors and executive officers of CPF and their ownership of and interests in CPB stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.

#    #    #